EXHIBIT 99.1

NXT Energy Solutions Inc. Announces Results of Annual Meeting of Shareholders

CALGARY, AB, June 3, 2025 – NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTC QB: NSFDF) is pleased to provide the voting results from its Annual Meeting of Shareholders held on June 2, 2025.

Shareholders approved the following:

•	Election of Directors: Eight directors of the Company were elected to hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed.
•	Appointment of Auditors: MNP LLP were appointed as the auditors of the Company for the next year at a remuneration to be determined by the Board of Directors.
•	Unallocated Options Resolution. The resolution to approve the Company’s Amended and Restated Stock Option Plan was passed.
•	Deferred Share Unit Plan Resolution. The resolution for the approval the Deferred Share Unit Plan and the unallocated entitlements issuable thereunder was passed.

Further details are set out in the Company's Information Circular dated April 17, 2025 posted on the Company's website and filed on www.sedarplus.ca.

Specific voting results are as follows:

Description of Matter	# of Votes For	% of Votes For	# of Votes Withheld/ Against	% of Votes Withheld/ Against
Election of the following Directors:
Peter Mork	48,639,731	99.18%	400,364	0.82%
Theodore Patsellis	49,038,811	100.00%	1,284	0.00%
Charles Selby	49,038,811	100.00%	1,284	0.00%
Gerry Sheehan	49,012,011	99.94%	28,084	0.06%
Jeffrey Tilson	49,039,095	100.00%	1,000	0.00%
Thomas E. Valentine	48,612,091	99.13%	428,004	0.87%
Bruce G. Wilcox	48,640,015	99.18%	400,080	0.82%
Eugene Woychyshyn	48,639,731	99.18%	400,364	0.82%
Appointment of Auditors	52,950,077	100.00%	1,100	0.00%
Unallocated Options Resolution	48,507,855	98.91%	532,240	1.09%
Deferred Share Unit Plan Resolution	48,507,855	98.91%	532,240	1.09%

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About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Michael Baker
Investor Relations
302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4
+1 403 264 7020
nxt_info@nxtenergy.com
www.nxtenergy.com

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